CORRESPONDENCE

Dennis Brovarone
Attorney at Law
18 Mountain Laurel Drive
Littleton, CO 80127

April 1, 2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

      Re: New World Batteries, Inc.
             Registration Statement on Form 20-F
            Filed February 9, 2005
            File No. 000-51157

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff’s comments of March 8, 2005. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and our followed by our responses.

General

1.     Please tells us why you filed the registration statement at this time.

New World Batteries, Inc., (NWB or the Company) filed the Form 20-F registration statement as an initial step to its objective of providing liquidity to its shareholders through the establishment of a trading market for its securities. NWB believes that voluntarily assuming the reporting obligations of the Exchange Act will be an advantage in future discussions with broker-dealers and or exchanges with respect to listing its securities for trading or underwritten offerings. NWB has not yet entered into any such discussions for listing and has no present need or intention to raise additional capital.

Registration Statement Cover Page

2.	We note that you are authorized to issue Class A, Class B, Class C and Class D common stock. Please revise the cover page to indicate which class of your common stock you intend to register using this registration statement.

The cover page has been revised to indicate that NWB is only registering its Class A common stock.

Part I

Item 3. Key Information — Page 3

A. Selected Financial Data — Page 3

3.	Please revise your disclosure to make clear that the financial information presented covers the period from your inception on August 30,2004 to December 3 1,2004.

The Caption to the Selected Financial Information has been revised as follows: From Inception on August 30, 2004 to December 31, 2004 Presented in Cdn. dollars

4.	Provide the exchange rate information required by Item 3.A.3.

The exchange rate information of Item 3.A.3 has been inserted in the Select Financial Information table.

B. Capitalization and Indebtedness — Page 4

5.	When disclosing dollar amounts in this section and throughout the registration statement, please make clear whether you are referring to U.S. or Canadian dollars. Also, revise your disclosure of dollar amounts so that they are consistent throughout the registration statement. We note, for example, that the price per share of your October 2004/January 2005 offering is indicated as “$0.25” per share in this section, $0.25 Cdn.” per share in Item 9.A.4. and “$0.30 (US $0.25)” per share in Note 5 to your financial statements.

The dollar amount disclosure has been consistently revised throughout the registration statement.

6.	Clarify the extent to which your indebtedness is un-guaranteed or unsecured. In addition, if there is a material change in the amount of your indebtedness or outstanding securities, update the information in this section so that it is of a date no older than 60 days prior to the date of filing. See Form 20-F Item 3.B.

The disclosure of indebtedness has been revised to state the Company has no indebtedness as of March 31, 2005

D. Risk Factors — Page 4

7.	Add a risk factor to disclose whether there is any potential difficulty for an investor to bring actions in US. courts against New World Batteries because of its status as a foreign company. In this regard, any additional disclosure should include the following:

the extent to which an investor could effect service of process in the United States against New World Batteries and for any of its non-U.S. resident officers, directors, and experts named in the registration statement;

and the extent to which an investor could enforce in a U.S. court or Canadian court U.S. court judgments based on the civil liability provisions of the U.S. federal securities laws against the Company or any of the above foreign persons; and

the extent to which a U.S. investor can bring original actions in Canadian courts against the company and the above foreign persons based on US. law, including the US. federal securities laws.

A risk factor has been added entitled “Difficulties will exist for U.S. Investors to effect process of service against the Company to enforce the civil liabilities of the Company”.

8.	Explain the risks of having authorized an unlimited number of shares in multiple classes. The explanation should include the anti-takeover effects and potential for practical elimination of existing holders’ voting power.

A risk factor on the unlimited number of shares in multiple classes being authorized has been inserted entitled “Because our Articles of Incorporation authorize an unlimited number of shares in multiple classes, it may not be possible for the Company to be taken over and investors may experience a practical elimination of their voting power.”

An additional risk factor regarding the concentration of voting power in the outstanding Class A common stock has been inserted entitled “Our officers and directors who are the principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change in control “

9.	Add a risk factor that discusses the potentially material, adverse U.S. federal tax consequences to an investor should the U.S. Internal Revenue Service construe you to be a passive foreign investment company. Provide comparable PFIC disclosure in the U.S. Taxation section as well.

A risk factor has been inserted entitled “Holders of our ordinary shares who are United States residents may be required to pay additional income taxes if we are classified as a Passive Foreign Investment Company, or PFIC.”

10.	Add a risk factor that discloses that, upon the effectiveness of this registration statement, as a foreign private issuer, you will be subject to Exchange Act reporting requirements that are different and, to a certain extent, more lenient than the reporting obligations of US, companies. Include in this discussion the fact that as a foreign private issuer:

you will not be subject to the proxy requirements under Exchange Act Section 14;

your officers, directors and tell percent or greater shareholders will not be subject to the insider short-swing profit disclosure and recovery regime under Exchange Act Section 16; and

your interim reporting obligations will be governed largely by the laws and customs of your home jurisdiction.

A risk factor has been inserted entitled “As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act and our interim reporting obligations will be governed largely by the laws and customs of British Columbia, Canada.”

We have a limited operating history for investors to evaluate — Page 4

11.	Revise your disclosure to replace your reference to “risks and uncertainties frequently encountered by early sated companies” with specific references to the risks that you believe are material to your business.

The risk factor has been revised to focus solely on our lack of operating history. In addition two additional risk factors have been inserted entitled “We do not as yet have a working prototype.”, and “We are competing against other companies attempting to produce new and more powerful battery technologies who may be superior or commercially available sooner than our technology.”, which we believe are specific and material to the Company’s business.

We may not be able to protect and enforce our patents . . . — Page 5

12.	If you know or reasonably believe that you will be marketing your products or licensing your intellectual property in specific regions or countries, such as China, that protect a company’s intellectual property to a much lesser extent than the United States and Canada, then identify these regions or countries in the risk factor.

Additional disclosure has been added to the risk factor regarding where the Company intends to market the licensing of its technology as well as expanding the discussion of the risks of international, particularly Asian and China intellectual property infringement.

Currency exchange risk — Page 6

13.	Clarify with greater specificity how your results of operation or financial condition could be adversely affected by fluctuations in the U.S.-Canadian dollar exchange rates or in the exchange rates between the U.S. or Canadian dollar and other currencies, such as the euro, in which your customers or suppliers may conduct business.

The risk factor has been revised to disclose that the currency exchange risk to the Company results primarily its expectation that its revenue will be in U.S. dollars while its expenses will be primarily in Canadian dollars and that rise in the value of the Canadian dollar against the U.S. dollar could aversely affect profitability.

Item 4. Information on the Company — Page 8

B. Business Overview-Page 8

14.	Please provide the information regarding your plan of operation detailed in Item 101(a)(2) of Regulation S~K. See Instruction 2 to Item 4.B. of Form 20-F.

Additional disclosure regarding the Company’s plan of operations has been added.

Operations and Principal Activities — Page 9

15.	We note your intention to license the O’Brien Magnetizer, your magnetic supercapacitor, and your electroplating elcctromachining, and electrwinning processes. Please describe the status of development for each of your product candidates and processes. See Item 4.B.1. Include the dates of your developmental milestones, and describe the remaining developmental hurdles to commercialization.

Additional disclosures have been made regarding the current status, developmental milestones and hurdles to commercialization for each of the applications of the technology so identified.

NWB’s Technology... — Page 10

16.	We note that you make numerous assertions regarding the performance of your product candidates and technology. Please provide us with the basis for these assertions. We note, for example, statements that your stirring effect “reduces internal resistance” and that the O’Brien Magnetizer is “a rapid and efficient magnetizer as compared with electromagnets.” Please disclose the dates and results (both positive and negative) of any internal or independent tests designed to demonstrate the efficacy of your technology.

Attribution of the basis for various assertions have been added as well as dates and positive and negative results of internal and independent testing.

17.	Please disclose the date when the technology was developed and published. Please provide the journals you mention to us supplementally and clearly mark all supporting statements.

Further disclosure of the when the technology was developed and publication dates have been added. Supplemental copies of journals marked to indicate supporting statements have been provided to the staff.

Batteries-Page 10

18.	Supplementally provide independent, objective support for your statements that “the value of the battery industry is in the order of 14 billion dollars per year” and on page 11 that “the supercapacitor industry has a yearly value of 10 billion dollars.” Please clearly mark all supporting statements.

The value of the worldwide market for the battery industry was estimated at 20 billion dollars in 1999 according to the article Supercapacitors, in the trade magazine, Passive Component Industry, September/October 1999. A copy of the article has been provided supplementally .

19.	Revise the second paragraph to clarify whether your reference to “these rechargeable batteries” means batteries that currently use your technology.

The paragraph has been revised to clearly state that the reference is to rechargeable batteries currently sold.

20.	We note your disclosure that “a large multinational battery maker is working with us on this project.” Disclose the nature of your relationship with this battery maker. If an agreement between you exists, describe its material terms and file it as an exhibit.

Johnson Controls Inc., located Milwaukee, Wisconsin, was the large multinational battery maker identified. They have entered into a Non-Disclosure Agreement with the Company and have verbally expressed interest in the Company’s technology and the Company anticipates providing the prototype to them for evaluation. However since no formal evaluation agreement exists, the reference has been deleted.

Patents-Page 12

21.	Please provide the disclosure required by Item 4.B.6., regarding your reliance on patents and licenses. Your disclosure should state clearly the extent to which your proposed products are protected by the patents and the duration of that protection.

Additional disclosure has been made, including when each of the patents was granted and their duration.

Government Regulations and Legal Uncertainties — Page 13

22.	We note your disclosure that you have only one employee, Patrick O’Brien. Please reconcile tins with your disclosure on page 14 that identifies Robert O’Brien as your Chief Science Officer.

We believe the staff is referring to the section, Employees, page 13. The disclosure has been revised to identify Dr. Robert O’Brien as Chief Science Officer.

Item 5. Operating and Financial Review and Prospects — Page 13

23.	Please revise to explain the nature of the facilities and resources that are at the disposal of Dr. Patrick O’Brien. Explain the significant terms of any agreements related to your use of these facilities and resources. Clarify whether or not you must pay a fee in exchange for using the facilities and resources and tell us how you plan to account for this arrangement and why. Discuss whether or not you will require the use of any other facilities or resources to develop your products and, if you do, discuss the amount and source of funds you will require for this purpose.

We believe the staff is referring to the section, Property, Plant and Equipment. The disclosure has been revised to clarify the home office rent paid to Dr. Patrick O’Brien and the Company’s work space provided by another director.

24.	Explain how you obtained the research tax credit and how it affects your financial results.

An explanation has been inserted.

25.	In an appropriate section of your filing, describe the third-party evaluation mentioned on page 17. Include the date and terms of the evaluation and positive and negative results.

As of this date the Company has not submitted its technology to third party evaluation and the disclosure had stated two non-disclosure agreements had been executed to permit third party evaluations. The disclosures have been to clarify that only one non-disclosure agreement has been entered into.

Trend Information — Page 14

26.	Please provide the disclosure required by Item 5.D, of Form 20-F regarding known trends, uncertainties, events, etc. for at least the current fiscal year.

A discussion of the trend for the development of a prototype and plans for third party evaluations has been inserted.

Contractual Obligation — Page 14

27.	Please file the employment agreement with Patrick O’Brien as an exhibit to the registration statement.

The Company did not previously have a written employment agreement for Patrick O’Brien. It has since executed an employment agreement and it has been filed as Exhibit 4.3.

Item 6. Directors, Senior Management and Employees - Page 14 Business Experience - Page 15

28.	We note a statement on your web site stating that Patrick O’Brien “devotes 100% of his time to the affairs of the Company.” Please reconcile this with the statement on page 15 that “Dr. O’Brien devotes substantial time to the affairs of NWB, though he continues to practice veterinary medicine on an occasional basis.”

The website and Patrick O’Brien’s Business Experience section has been revised to correctly state that he devotes “substantially all” of his time to NWB. Dr. O’Brien continues to maintain his veterinary license and skills through occasional practice.

29.	Please clarify how Mr. Devlin is currently employed and what his recent business experience has been.

The disclosure has been revised to state that Mr. Devlin continues to operate Miniature World, as his current occupation.

30.	Please tell us how you have ensured that Professor O’Brien’s employers have no claims to the technology that he developed and transferred to New World Batteries. Also, with a view toward disclosure, tell us what research you have done to ensure that there are not other claims to the technology.

Only the 1991 patent had other persons or entities which had an interest in the patent which included another University of Victoria professor and the University of Victoria. In August 2004, prior to inception of NWB, Dr. Robert O’Brien purchased all of the shares of common stock in the company, D&B Battery Research Ltd., which held all of the property rights to the 1991 patent. Dr. O’Brien has performed patent filing research for prior art as well as review of scientific journals and has determined there are no other claims to the technology. A statement to this effect has been inserted in the section on Patents.

Executive Compensation — Page 16

31.	Please disclose the material terms of all option grants, including when options were granted and the expiration date, if any.

Additional disclosure has been made regarding the options.

32.	Please clarify, if true, that you have granted Patrick O’Brien a total of 1,000,000 options, which vest over five years. Reconcile this with your disclosure under the subheading “Share Capital” on page 21 that as of February 7, 2005 you had only 260,000 options outstanding.

The stock option plan adopted by the board calls for annual grants to the directors provided they remain on the board of directors. As of this date only options on 280,200 shares have been granted.

Code of Ethics-Page 17

33.	We note your statement that a code of ethics is available on your web site. Please provide us the exact address of the web page that includes your code of ethics.

The location of the Code of Ethics on the website is: www.newworldbatteries.com\contact.htm

Compliance with Section 16(b) of Securities Exchange Act of 1934 — Page 17

34.	As previously noted, the officers, directors and text percent or greater shareholders of a foreign private issuer are exempt from Exchange Act Section 16 reporting requirements. Therefore, delete this subsection from the registration statement.

The section has been deleted.

Share Ownership of Directors and Officers — Page 18

35.	We note your statement in the introductory paragraph that the amounts shown do not reflect options that have been issued but are not currently vested or exercisable. This disclosure, however, is required by Item 6.E.L Also see the definition of “beneficial owner” in General Instruction F of Form 20-F. Please revise this section accordingly.

The disclosure has been revised to include the outstanding options in the ownership table.

Item 7 — Major Shareholders — Page 18

36.	Provide the disclosure required by Item 7 A.2 of Form 20-F.

The Item 7.A.2 information on the percentage of shares held in the host country and number of record holders has been added.

Item 8. Financial Information — Page 19

37.	Please revise Item 8A, to reflect the balance sheet “as of December 31,2004” and to reflect each of the other statements “for the period August 30,2004 (Inception) to December 31,2004.”

The Item 8A information has been so revised.

Item 9. The Offer and Listing — Page 19

38.	Explain how the distribution and liquidation rights of Class C and Class A shareholders differ.

There is no difference in the distribution and liquidation rights of the Class C, Class B and Class A common stock. If any Class C or Class B common stock is outstanding as of a record date for distributions or upon liquidation, the Class C and Class B common stock will participate pro rata with the Class A common stock as if a single class for the purpose of distributions or upon liquidation. The only difference between the two classes is that the Class C common stock is non-voting and the Class B has a par value.

Restrictions on Transfer — Page 20

39.	Clarify how your Articles of Incorporation define “publicly held.” Also add appropriate risk factors to highlight the potential lack of liquidity resulting from this provision.

Article 1.2 of the Articles of Incorporation applies the definitions of the British Columbia Business Corporations Act to the Articles. Part 1, Division 1, Section 1 of the Business Corporations Act defines “public company” as meaning a company that (c) has registered its securities under the Securities Exchange Act of 1934 of the United States of America. A risk factor has been inserted entitled “Our Articles of Incorporation require shareholders to obtain the consent of the board of directors to sell, transfer or otherwise dispose of their shares unless we are a “public company.”

40.	We note your disclosure regarding the rights of first refusal granted by Article 29 of your Articles of Incorporation. Supplementally identify the provisions of your Articles of Incorporation that limit the application of Article 29 to those times when New World Batteries is “not publicly held or a reporting company.”

The Articles of Incorporation as filed contained a typographical error in that Article 29 stated that the right of first refusal is subject to Article 26.1 when the correct citation is to Article 26.2. The Company has been advised by British Columbia counsel that a restatement of Articles to correct the typographical error is not required.

Item 10. Additional Information — Page 20 Share Capital — Page 20

41.	Provide the disclosure required by Item 10A.6 of Form 20-F. Your disclosure should clearly indicate how the total currently outstanding shares were issued.

The section has been revised by inserting a new sub heading of “Issuance and Price History” which indicates the prices and issuances of shares in chronological order.

Memorandum and Articles of Incorporation — Page 21

42.	Clarify the vote required for shareholders to approve items that are not “special business.”

The disclosure has been clarified as the affirmative vote of majority of shares present and entitled to vote at the meeting is required to pass non-special business.

43.	Clarify how the classes affect the presence of a quorum and voting. Must a quorum of each class be present? Must each class approve a proposal?

The Class A common stock and any Class B common stock outstanding would constitute a quorum and vote as a single class and upon board setting the special rights and preferences of Class D shares, the Class D shares may be entitled to constitute a quorum of that class and vote as a separate class. Article 11.3 defines a quorum as subject to special rights or restrictions attached to any class or series of shares.

44.	Add appropriate risk factors to explain the effect of the 5% quorum. Also explain the risk of the per capita voting in section 12 of your Articles of Incorporation.

Risk Factors have been inserted entitled “Because our Articles of Incorporation only require a quorum equal to five percent of the outstanding shares to conduct business at a shareholders meeting, a small minority of the outstanding shares can make decisions for the shareholders.”, and “Because our Articles of Incorporation permit per capita voting, persons present at a shareholder meeting could approve matters without having a majority of the outstanding shares voted in favor of the matter.”

45.	Disclose the material business items included in paragraph (i) on page 23.

The Company has been advised by British Columbia counsel that the business referred to in paragraph (i) would be typically be such matters relating ministerial and organizational matters relating to shareholders and shareholder meetings such as the timing and location of future meetings, the updating of shareholder mailing addresses, or rules of conduct at a shareholder meeting such as whether smoking is permitted. Any matter of material business affecting the business of the corporation or its management would require prior notice to the shareholders that such matter is to be considered at an annual general meeting.

C. Material Contracts — Page 23

46.	Please revise to disclose all material terms of the agreement between Robert O’Brien and New World Batteries. Please also provide us with your detailed analysis of why you believe this agreement provides you with an exclusive right to manufacture sell or sublicense products or technology based upon the intellectual property licensed under this agreement.

The September 20, 2004 assignment by Dr. Robert O’Brien states that New World Batteries has “the exclusive use of US patents pending in the research areas related to magnetic stirring of electrolytes in any kind of electrochemical cell and any international patents that are granted based on the US patent(s) for the entire life of the patent(s). This agreement includes research in progress utilizing the above method for which patents may be filed in the future.” The Company believes the lack of limitation on the use of the patents and technology provides an exclusive right to manufacture, sell license products and technology based on the intellectual property. An addendum to the assignment stating that the assignment includes but is not limited to rights to manufacture and sell products and sub-license of technology based on the intellectual property and specifically stating the subject patents has been filed as Exhibit 4.2.

47.	The Amended Patent Assignment Agreement has been filed as Exhibit 4.2 and will be filed with the U.S. Patent Office the week of April 4, 2005.

Patent assignments have been recently filed and are attached as Exhibits 4.1.1

48.	Please include a risk factor regarding the fact that this agreement may, under the circumstances outlined in Exhibit 4.1 or otherwise, automatically terminate.

A risk factor has been inserted entitled “Our exclusive license to use our intellectual property may revert back to the patent holder, Dr. Robert O’Brien upon certain events which could leave the Company without its most valuable asset upon liquidation and dissolution.”

Taxation-Page 24

49.	A U.S. investor is entitled to know of the material tax consequences, rather that) just certain “considerations,” under both U.S. and Canadian tax law regarding the ownership and disposition of your common shares. Therefore, revise the subtitles of the Canadian and U.S. tax sections accordingly. Also, state in the first sentence under the United States Taxation subtitle that the summary discusses all material United States tax consequences, and revise the summary accordingly.

The headings have been revised to Tax Consequences and the summary has been revised to include all material U.S. tax consequences.

50.	Item 10.E of Form 20-F is not limited to income tax consequences. Please expand your disclosure accordingly.

The section has been so revised.

51.	Expand the last paragraph to clarify whether those cited tax consequences apply to holders of your shares. If so, disclose those consequences.

The section regarding consequences to U.S. shareholders of the Company being considered a PFIC has been so revised.

Part III

52.	Item 10.G of Form 20-F requires an accountant’s consent to be filed when an audit report is included in the filing. Please revise to include the consent of your auditors with any amendment to the filing. Note that the consent should be dated as close as practicable to the effective date of the registration statement on Form 20-F.

A currently dated accountant’s consent has been filed as an Exhibit 10.

Note 2. Significant Accounting Policies — Page F-6

53.	Please revise to provide all of the disclosures required by SFAS 115 for your short-term investments, including your presentation of the changes in these investments in the statement of cash flows.

The subsection of Note 2 entitled “Short Term Investments” has been revised according to SFAS 115.

Note 4. Stock Options — Page F-8

54.	Revise your discussion to provide the disclosures required by paragraph 46 of SFAS 123. Specifically, disclose the total number of options available under the plan (if a formal plan has been adopted), shareholder approval requirements, the class of shares that will be issued upon the exercise of stock options, and vesting periods.

Note 4, Stock Options has been revised to include the paragraph 46 of SFAS 123 disclosures.

Note 5. Share Capital — Page F-8

55.	Revise this Note to describe the related parties that were party to these share capital transactions, and ensure that all related party transactions are disclosed in accordance with SFAS 57.

A Note 7 – Related Party Transactions has been inserted.

Exhibits

56.	Please file the Notice of Articles mentioned in Exhibit 1.

The Notice of Articles has been filed as Exhibit 1.1.

57.	File the option agreements issued to your management.

The option agreements issued to management have been filed as Exhibits 4.4, 4.5, 4.6, and 4.7.

        Please contact me at the above address, telephone and fax numbers as necessary.

Sincerely, /s/ Dennis Brovarone Dennis Brovarone

cc: New World Batteries Inc.